UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

24/7 REAL MEDIA, INC.
(Name of Subject Company (Issuer))

WPP GROUP PLC (Other Person)

TS TRANSACTION, INC. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value
(Title of Class of Securities)

901314203
(CUSIP Number of Class of Securities)

Arthur Fleischer, Jr., Esq.
Aviva F. Diamant, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

On May 17, 2007, WPP Group plc (“WPP”) issued a press release announcing that WPP has entered into a definitive merger agreement with 24/7 Real Media, Inc. (the “Company”) to acquire all of the outstanding common stock, par value $0.01 per share, of the Company for $11.75 per share by way of an all cash tender offer.  The merger agreement provides that the tender offer for all of the Company’s outstanding common shares be commenced within 10 business days of the date hereof.  The tender offer will be conditioned upon at least a majority of the outstanding Company common shares, determined on a fully diluted basis (computed in accordance with the merger agreement), being tendered, as well as the satisfaction of regulatory and other customary conditions.  The press release is attached hereto as Exhibit 99.1.

On May 17, 2007, WPP also made an investor presentation available on its website.  The presentation is attached hereto as Exhibit 99.2.

This filing on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer for all of the outstanding common stock, par value $0.01 per share, of the Company by WPP.

This Schedule TO is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares.  The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the Company’s common shares.  The solicitation of offers to buy the Company’s common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer.  When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent that the Company selects.  Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Item 12. Exhibits.

Exhibit No.	Description

99.1	Press Release, dated May 17, 2007.
99.2	Investor Presentation, dated May 17, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*

(Signature)

*

(Name and title)

May 17, 2007
(Date)
________

*	In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.